Filed by Tim Hortons Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Tim Hortons Inc.; Burger King Worldwide, Inc.

Commission File No.: 001-32843, 001-35511

S-4 File No.: 333-198769

The following Q&A Factsheet was, and will be, used by Tim Hortons Inc.’s proxy solicitors:

CORPORATE PROXY FACT SHEET FOR: TIM HORTONS INc.

SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION

Record	NOVEMBER 3, 2014	TIM HORTONS INNOVATION CENTRE
Vote Cut-off for Registered Shareholders	DECEMBER 5, 2014 @ MIDNIGHT	226 WYECROFT ROAD OAKVILLE, ONTARIO, CANADA L6K 3S3

Vote Cut-off for Non-Registered Shareholders	CHECK WITH YOUR INTERMEDIARY

Meeting	DECEMBER 9, 2014 @ 10:00 AM (Toronto time)

ADDITIONAL INFORMATION		CONTACT INFORMATION

Ticker	THI	English Inbound	1-866-828-6934

Cusip	88706M103	French Inbound	1-866-796-1285

What is happening?

Tim Hortons Inc. (“Tim Hortons”) and Burger King Worldwide, Inc. (“Burger King Worldwide”) have agreed to a transaction pursuant to the terms of the arrangement agreement by and among Tim Hortons, Burger King Worldwide, 9060669 Canada Inc. (“Holdings”), New Red Canada Limited Partnership (“Partnership”), Blue Merger Sub, Inc., a wholly owned subsidiary of Partnership, and 8997900 Canada Inc., a wholly owned subsidiary of Partnership (“Amalgamation Sub”). To effect the transaction, Amalgamation Sub will acquire all of the issued and outstanding Tim Hortons common shares pursuant to a plan of arrangement under Canadian law, which will result in Tim Hortons becoming an indirect subsidiary of Holdings and Partnership. Tim Hortons must obtain the approval of its shareholders before the arrangement can be completed.

What are shareholders being asked to vote on?

1.	The Arrangement Resolution

The special resolution of shareholders of Tim Hortons, the full text of which is attached as Annex C to the management proxy circular, to approve an arrangement pursuant to section 192 of the Canada Business Corporations Act, to effect, among other things, the acquisition of all of the outstanding common shares of Tim Hortons by Amalgamation Sub, an affiliate of Burger King Worldwide as more particularly described in the management proxy circular.

BOARD OF DIRECTORS RECOMMENDATION – FOR

What will Tim Hortons shareholders receive as consideration for their shares?

If the arrangement is completed, at the effective time of the arrangement each holder of a Tim Hortons common share will be entitled to receive the “arrangement mixed consideration” of C$65.50 in cash and 0.8025 newly issued Holdings common shares in exchange for each common share of Tim Hortons held by such shareholder.

Shareholders may also (a) make an election (a “cash election”) to receive the arrangement cash consideration of C$88.50 in cash in exchange for each Tim Hortons common share held by such shareholder, subject to proration as described in the management proxy circular or (b) make an election (a “shares election”) to receive the arrangement shares consideration of 3.0879 newly issued Holdings common shares in exchange for each share of Tim Hortons held by such shareholder, subject to proration as described in the management proxy circular. A shareholder may also make an election to receive the arrangement mixed consideration (a “mixed election”).

Does the consideration being paid to Tim Hortons shareholders represent a premium?

The consideration being paid to Tim Hortons shareholders represents a significant premium of 39% based on the implied value of the arrangement mixed consideration calculated using the 30-day volume-weighted average trading price of the closing Toronto Stock Exchange (“TSX”) share price of Tim Hortons and the closing New York Stock Exchange (“NYSE”) stock price of Burger King Worldwide through August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons; and a premium of 30% based on the closing TSX share price of Tim Hortons and the closing NYSE stock price of Burger King Worldwide on such date.

What is the value of the arrangement consideration?

Based upon the closing price of shares of Burger King Worldwide common stock as of August 22, 2014, the last trading day before the public announcement of the negotiations between Burger King Worldwide and Tim Hortons, the arrangement mixed consideration values each Tim Hortons common share at approximately C$89.39, which is calculated as the sum of (i) C$65.50, which is the cash portion of the consideration to be paid to Tim Hortons shareholders and (ii) C$23.89, which is the closing price in U.S. dollars of a share of Burger King Worldwide common stock as of such date multiplied by the exchange ratio of 0.8025 multiplied by a USD/CAD noon exchange rate of 1.0980 reported by the Bank of Canada as of August 25, 2014.

How do I make a cash election or a shares election in the arrangement?

Each registered Tim Hortons shareholder is being sent an election form and letter of transmittal. A return envelope will be enclosed for submitting the election form and the letter of transmittal to the arrangement exchange agent. If your shares are held in a brokerage or other custodial account, you should receive instructions from the entity which holds your shares advising you of the procedures for making your election and delivering your shares. If you do not receive these instructions, you should contact the entity which holds your shares.

What will shareholders receive if they fail to make an election in the arrangement?

If you fail to make a proper election by the election deadline, you will be deemed to have elected to receive the arrangement mixed consideration in respect of your Tim Hortons common shares. Tim Hortons will issue a press release in advance of the election deadline letting Tim Hortons shareholders know the date of the election deadline.

Can shareholders make one election for some of their shares and another election for the rest?

Each election form and letter of transmittal permits the holder to specify the percentage of such holder’s Tim Hortons common shares with respect to which such holder makes a cash election, a shares election or a mixed election. Such election will be honored, subject to the adjustments with respect to such elections described in the management proxy circular.

Can a shareholder make an election in respect of such shareholder’s common shares held through the direct share purchase and dividend reinvestment plan of Tim Hortons?

Each election form and letter of transmittal permits the holder to specify the percentage of such holder’s Tim Hortons common shares with respect to which such holder makes a cash election, a shares election or a mixed election. The percentage specified by the holder will be in respect of all Tim Hortons common shares held by such holder as of the election deadline, including any Tim Hortons commons shares held by such holder as of the election deadline. The election deadline is 5:00 pm (Toronto time) on the business day which is three business days preceding the anticipated effective date of the arrangement.

Will each Tim Hortons shareholder who makes a cash election or shares election be entitled to receive solely cash or solely Holdings common shares elected?

Tim Hortons shareholders who elect to receive the arrangement cash consideration or the arrangement shares consideration will be subject to proration as described in the management proxy circular so that the total amount of cash paid and the total number of Holdings common shares issued to Tim Hortons shareholders as a whole are equal to the total amount of cash and number of Holdings common shares that would have been paid and issued if all of Tim Hortons shareholders received the arrangement mixed consideration. If the cash election is oversubscribed, a Tim Hortons shareholder who makes a cash election will receive less cash and more Holdings common shares for each Tim Hortons common share than they elected. If the shares election is oversubscribed, a Tim Hortons shareholder who makes a shares election will receive more cash and fewer Holdings common shares for each Tim Hortons common share than they elected.

What will happen to future dividends or distributions?

As of the date of the arrangement agreement, August 26, 2014, Tim Hortons agreed that it will generally not and will not permit any of its subsidiaries to, without the prior written consent of Burger King Worldwide, make any dividend payments or distributions in respect of the Tim Hortons common shares or the equity interests of its subsidiaries other than for dividends consistent with past practices provided that such dividend is in an amount not to exceed C$0.32 per Tim Hortons common share. If any dividend is paid in excess of C$0.32 per Tim Hortons common share, then Tim Hortons and Burger King Worldwide have agreed to adjust the cash portion of the arrangement mixed consideration payable to Tim Hortons shareholders to reflect the original intention of Tim Hortons and Burger King Worldwide.

On November 5, 2014, the Tim Hortons board of directors announced that it had declared a dividend of $0.32 per common share payable to Tim Hortons shareholders of record as of November 20, 2014. The dividend is payable on December 5, 2014.

No dividends or other distributions with respect to Holdings common shares with a record date following the effective time of the arrangement will be paid to any former holder of Tim Hortons common shares until such shareholder submits its election form and letter of transmittal to the arrangement exchange agent.

Following surrender of such shares, the record holder of Tim Hortons common shares will be paid the amount of dividends or distributions (without interest) with a record date on or after the effective time of the arrangement that were not previously paid to such holder.

How are shareholders expected to benefit from the Arrangement Resolution? (Reasons to Approve the Merger)

The Tim Hortons board of directors determined that the arrangement is in the best interests of Tim Hortons for reasons including:

•	the receipt of a substantial premium by Tim Hortons shareholders;

•	continued share ownership in Holdings offered by the arrangement, resulting in a number of benefits to Tim Hortons shareholders, including the opportunity to participate in any future increase in the value of Holdings;

•	the support of Burger King Worldwide for core principles of Tim Hortons with respect to the continued success of the company’s respective brands and the significance of the core principles to Tim Hortons stakeholders and Canada, including:

•	continuing to manage its own operations;

•	maintaining plans to increase the number of Tim Hortons franchisees in Canada;

•	not increasing, for five years following the closing of the arrangement, the franchisee rent and royalty structure for Canadian franchisees on either renewals or new agreements outside of Tim Hortons current practices and policies and committing that there are no current plans to do so after conclusion of such five year period;

•	maintaining Tim Hortons financial contribution policy, in accordance with Tim Hortons current practice and strategic plan, in support of its franchisees’ renovation plans;

•	maintaining the current level of staffing commitment provided to Tim Hortons franchisee-facing operational organization;

•	requiring Holdings as part of the functions it undertakes to be a significant supplier of shared services (including functions that support human resources, finance, business services, procurement, global development, legal and information technology) to its subsidiaries globally;

•	ensuring Holdings has a meaningful number of positions held by Canadian-based executives;

•	maintaining current funding and other support to Tim Hortons Children’s Foundation, the Coffee Partnership and other charitable and community organizations across Canada;

•	appointing three of the current Canadian resident directors of Tim Hortons to the Holdings’ board of directors;

•	establishing and maintaining the headquarters of each of Holdings, Partnership and Tim Hortons in Canada;

•	maintaining Holdings and Tim Hortons as corporations incorporated under the laws of Canada or a province thereof; and

•	establishing and maintaining a TSX listing for each of Holdings and Partnership;

•	the impact of the arrangement on stakeholders of Tim Hortons, including Tim Hortons shareholders, Tim Hortons franchisees, employees of Tim Hortons and its franchisees, the communities in which Tim Hortons operates, together with the creditors, charitable partners and guests of Tim Hortons;

•	preserving the rich heritages of both the Tim Hortons and Burger King Worldwide brands, as the brands will be independently managed but will share best practices;

•	the creation of the third largest global quick-service restaurant company, with over 18,000 restaurants in approximately 100 countries, while maintaining the integrity and capitalizing on the strengths of the two distinct industry-leading brands;

•	the combined company is expected to accelerate Tim Hortons international growth by leveraging Burger King Worldwide’s master franchise joint venture model and the experience of a global development team dedicated to growing the Tim Hortons brand around the world;

•	the combined company is expected to enhance global shared services to improve efficiencies across the Tim Hortons and Burger King Worldwide organizations and to leverage greater global scale to achieve savings and drive system-wide synergies; and

•	the ability of Tim Hortons shareholders to elect the form of consideration, as Tim Hortons shareholders will have the option to receive cash and/or Holdings common shares, at their election, in each case subject to proration as set out in the arrangement agreement.

Should I send in my election form and letter of transmittal now?

To make a shares election or a cash election, each registered Tim Hortons shareholder must forward a properly completed and signed election form and letter of transmittal. It is recommended that Tim Hortons shareholders complete, sign and return the election form and letter of transmittal to the arrangement exchange agent as soon as possible if it wishes to make either such election.

What are the Canadian federal income tax consequences of the transactions to holders of Tim Hortons common shares?

Tim Hortons shareholders who are residents of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) will realize a capital gain (or capital loss) on the disposition of their Tim Hortons common shares pursuant to the plan of arrangement regardless of whether or not they receive the arrangement mixed consideration or make the cash election or the arrangement shares election. The capital gain (or the capital loss) will be equal to the amount, if any, by which the sum of the cash, if any, and the fair market value, at the time of the arrangement, of any Holdings common shares received in exchange for such shareholder’s Tim Hortons common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to such shareholders of their Tim Hortons common shares immediately before the disposition. Tim Hortons shareholders who are not residents of Canada for purposes of the Tax Act and whose Tim Hortons common shares are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of their Tim Hortons common shares pursuant to the plan of arrangement regardless of whether or not they make the cash election or the arrangement shares election. The foregoing is only a brief summary of Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations under the heading “The Transactions—Material Canadian Federal Income Tax Consequences of the Transactions” in the management proxy circular. Tim Hortons shareholders are urged to consult their own tax and legal advisors to determine the particular tax consequences to them of the arrangement.

What are the U.S. federal income tax consequences of the transactions to holders of Tim Hortons common shares?

It is intended that the arrangement, taken together with the merger, qualify as a transaction described in section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). Under such treatment, the U.S. federal income tax consequences to U.S. holders of Tim Hortons common shares will depend on the mix of consideration and the amount of cash received in the arrangement. In the case of a U.S. holder of Tim Hortons common shares who receives solely cash in the arrangement, such U.S. holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in the Tim Hortons common shares exchanged. In the case of a U.S. holder of Tim Hortons common shares who receives a combination of cash (including any cash received in lieu of a fractional Holdings common share) and Holdings common shares in the arrangement, (A) if the sum of such cash (including any cash received in lieu of a fractional Holdings common share) and the fair market value of such Holdings common shares is greater than such U.S. holder’s adjusted tax basis in the Tim Hortons common shares exchanged, then such U.S. holder should recognize gain equal to the lesser of (i) the amount by which the sum of such cash and fair market value of such Holdings common shares exceeds such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares; and (ii) the cash received by such U.S. holder in the arrangement and (B) if the sum of such cash and fair market value of such Holdings common shares is less than such U.S. holder’s adjusted tax basis in such U.S. holder’s Tim Hortons common shares, such U.S. holder should not recognize a loss. Such gain or loss must be determined separately for separate blocks of Tim Hortons common shares (i.e., shares acquired at different times or prices). Thus, if a U.S. holder transfers some Tim Hortons common shares on which gains are realized and other Tim Hortons common shares on which losses are realized, the U.S. holder may not net the losses against the gains to determine the amount of gain recognized.

Non-U.S. holders of Tim Hortons generally will not be subject to U.S. federal income tax on any gain recognized on the transactions unless the gain is effectively connected with a U.S. trade or business of such non- U.S. holder (or, if an income tax treaty applies, is attributable to a United States “permanent establishment”) or such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met.

The foregoing is only a brief summary of the U.S. federal income tax consequences and is qualified by the more detailed general description of U.S. federal income tax considerations under the headings “The Transactions—Material U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders” and “The Transactions—Material U.S. Federal Income Tax Considerations for Non-U.S. Holders” in the management proxy circular.

What will happen to Tim Hortons equity-based awards in the arrangement?

Under the arrangement, equity awards previously granted by Tim Hortons will be treated as follows:

Stock Options. Pursuant to the arrangement, each outstanding vested Tim Hortons stock option for which a Tim Hortons optionholder has executed a surrender form (a “surrendered Tim Hortons stock option”) will be surrendered and transferred to Tim Hortons in consideration for the issuance of the number of Tim Hortons common shares, rounded down to the nearest whole share, equal in value to the in-the-money value of such surrendered Tim Hortons stock option. The in-the-money value of the Tim Hortons stock option is the amount by which the fair market value of a Tim Hortons common share exceeds the exercise price of the Tim Hortons stock option. The surrendered Tim Hortons stock options will be terminated at the time of their surrender and Tim Hortons common shares issued in respect of such surrendered stock options will be treated as described below.

Pursuant to the arrangement, each outstanding Tim Hortons stock option (and its tandem stock appreciation right), whether vested or unvested, that is not a surrendered Tim Hortons stock option will be exchanged for a stock option (with a tandem stock appreciation right) to acquire from Holdings a number of Holdings common shares equal to the product of: (a) the number of Tim Hortons common shares subject to such Tim Hortons stock option multiplied by (b) the exchange ratio of 3.0879 (and rounded down to the nearest whole number of Holdings common shares). The exercise price per Holdings common share of such Holdings stock option will be equal to the quotient of: (a) the exercise price per Tim Hortons common share subject to the exchanged Tim Hortons stock option divided by (b) the exchange ratio of 3.0879 (with the aggregate exercise price being rounded up to the nearest whole cent), provided that the in-the-money value of such Holdings stock options immediately after the issuance of such Holdings stock options may not exceed the in-the-money value of the Tim Hortons stock options immediately prior to such issuance. Subject to the foregoing, each Holdings stock option will have the same terms and conditions as were applicable to the exchanged Tim Hortons stock option.

Restricted Stock Units and Performance Stock Units. Pursuant to the arrangement, all outstanding Tim Hortons restricted stock units and performance stock units will vest, with the number of performance stock units vesting determined based on the maximum or highest level achievable, and Tim Hortons common shares will be issued in full settlement of such awards on the basis of one Tim Hortons common share for each restricted stock unit or performance stock unit. Tim Hortons common shares issued in consideration for surrendered Tim Hortons stock options or in settlement of restricted stock unit awards and performance stock unit awards will be transferred to Amalgamation Sub pursuant to the arrangement and the holders of such Tim Hortons common shares will be entitled to make an election in respect of the arrangement consideration to be received in consideration for such transfer.

Deferred Stock Units. At the effective time of the arrangement, all outstanding Tim Hortons deferred stock units, or DSUs, will ordinarily vest in accordance with the plan terms of the DSUs, and require settlement as the applicable director will cease to serve in such capacity for Tim Hortons. Each DSU will be settled for the value of C$65.50 plus the value of 0.8025 newly issued common shares of Holdings (with the value determined based on the opening price of a common share of Holdings on the TSX on the first trading day following the effective time of the arrangement).

What happens if the transactions are not completed?

If the transactions are not completed, neither Burger King Worldwide stockholders nor Tim Hortons shareholders will receive any consideration for their shares of Burger King Worldwide common stock or Tim Hortons common shares, as applicable. Instead, both Burger King Worldwide and Tim Hortons will remain independent public companies; Burger King Worldwide common stock will continue to be listed and traded on the New York Stock Exchange (the “NYSE”) and Tim Hortons common shares will continue to be listed and traded on the NYSE and Toronto Stock Exchange (the “TSX”). Under specified circumstances, Burger King Worldwide or Tim Hortons may be required to pay a fee to Tim Hortons or Burger King Worldwide, respectively, with respect to the termination of the arrangement agreement. In addition, in the event the arrangement agreement is terminated because Tim Hortons shareholders do not approve the arrangement resolution, Tim Hortons may be required to pay to Burger King Worldwide a termination fee in an amount of C$40 million. The termination fees are described in more detail under “The Arrangement Agreement— Termination of the Arrangement Agreement”.

Can I sell my Tim Hortons common shares after submitting an election form?

Under the terms of the plan of arrangement, in order to make an arrangement election, you will be required to deliver a properly completed and executed election form to the arrangement exchange agent on or before the election deadline, which is three business days prior to the anticipated effective date of the arrangement. Accordingly, there will be a period of time between the date a valid election has been received and the date the arrangement is completed. During the period from the date upon which you submit your election form until the closing of the arrangement, you will not be able to sell or otherwise transfer any Tim Hortons common shares subject to the arrangement election.

Any duly completed election form and letter of transmittal, once deposited with the exchange agent, will be irrevocable and may not be withdrawn by a Tim Hortons shareholder.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “IN FAVOR” OF

THE ARRANGEMENT RESOLUTION

VOTING METHODS

REGISTERED HOLDERS

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy form provided by your intermediary, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a voting line, call 866-732-8683 (toll-free) and enter the control number found on your proxy form.

INTERNET:	To vote via the Internet, go to www.investorvote.com and enter the control number found on the proxy form.

IN PERSON:	Check in with a Computershare Trust Company of Canada representative when you arrive at the Tim Hortons special meeting and be sure to bring government issued picture identification (check in begins at 9:30 am).

BENEFICIAL HOLDERS

MAIL:	To vote your proxy by mail, check the appropriate voting box on the voting instruction form, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via toll-free voting line, call the toll-free number and enter the control number found on your voting instruction form.

INTERNET:	To vote via the Internet, go to www.proxyvote.com and enter the control number found on the voting instruction form.

IN PERSON:	The voting instruction form provided by your intermediary will provide instructions on how you may vote in person at the Tim Hortons special meeting.

Proxy Materials Are Available Online At: www.timhortons-invest.com

Forward-Looking Statements

This communication includes forward-looking statements which constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are often identified by the words “may,” “might,” “believes,” “thinks,” “anticipates,” “plans,” “expects,” “intends” or similar expressions and include statements regarding (1) expectations regarding whether a transaction will be consummated, including whether conditions to the consummation of the transactions will be satisfied, or the timing for completing the transactions, (2) expectations for the effects of the transactions or the ability of the new company to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays, and (3) expectations for other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company.

These forward-looking statements are subject to inherent risks and uncertainties and are based on numerous assumptions which may prove incorrect and which could cause actual results or events to differ materially from the forward-looking statements. Such assumptions include, but are not limited to, the assumptions set forth in this communication, as well as (a) that the transactions will be completed in accordance with the terms and conditions of the arrangement agreement and plan of merger and on the timelines contemplated by the parties thereto, (b) that court, shareholder, stock exchange and other regulatory approvals will be obtained on the basis and timelines anticipated by the parties, (c) that the securities of 9060669 Canada Inc. (“Holdings”) and New Red Canada Limited Partnership (“Partnership”) will be approved for listing on the New York Stock Exchange and/or the Toronto Stock Exchange, as applicable, and (d) that the other conditions to the closing of the transactions will be satisfied.

These forward-looking statements may be affected by risks and uncertainties in the business of Burger King and Tim Hortons and market conditions, including that the assumptions upon which the forward-looking statements in this report are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in filings made by Burger King and Tim Hortons with the U.S. Securities and Exchange Commission, including Burger King’s annual report on Form 10-K for the year ended December 31, 2013 and Tim Hortons annual report on Form 10-K for the year ended December 29, 2013. Both Burger King and Tim Hortons wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of Burger King or Tim Hortons, including that transactions may not be consummated on the timelines anticipated by Burger King and Tim Hortons or at all. Except as required by law, neither Burger King nor Tim Hortons undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transactions, Holdings and Partnership filed with the SEC a Registration Statement on Form S-4, which includes a joint information statement/circular of Burger King and Tim Hortons and that also constitutes a prospectus of Holdings and Partnership in connection with the proposed transactions. The Registration Statement was declared effective by the SEC on November 5, 2014. The joint information statement/circular has also been filed with the Canadian securities regulators and is being mailed to holders of Tim Hortons common shares. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT INFORMATION STATEMENT/CIRCULAR AND ALL OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TIM HORTONS, BURGER KING, HOLDINGS, PARTNERSHIP AND THE PROPOSED TRANSACTIONS. Investors and security holders are also able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov, and at the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. In addition, a copy of the joint information statement/circular may be obtained free of charge from Tim Hortons internet website for investors www.timhortons-invest.com, or from Burger King’s investor relations website at http://investor.bk.com. Investors and security holders may also read and copy any reports, statements and other information filed by Tim Hortons or Burger King, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Certain Information Regarding Participants

Tim Hortons, Burger King, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding Tim Hortons directors and executive officers is available in its management proxy circular filed by Tim Hortons on the SEDAR website maintained by the Canadian Securities Administrators at http://www.sedar.com on March 21, 2014 in connection with its 2014 annual meeting of shareholders, and information regarding Burger King’s directors and executive officers is available in its proxy statement filed with the SEC by Burger King on April 2, 2014 in connection with its 2014 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint information statement/circular and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.